Exhibit 99.1

April 26, 2021

GOLD STANDARD VENTURES PROVIDES DARK STAR EXPLORATION UPDATE

Dark Star Main mineralization remains open to the east

VANCOUVER, B.C. – Gold Standard Ventures Corp. (NYSE AMERICAN: GSV) (TSX: GSV) (“Gold Standard” or the “Company”) today announced drill results from 14 reverse circulation (“RC”) / sonic holes and 5 core holes at the Dark Star oxide gold deposit (https://goldstandardv.com/site/assets/files/4489/dark_star_rc_drilling_map.pdf). Drill holes DR20-01 through DR20-09 were previously released on November 18, 2020.

Key Exploration Highlights:

  Drill holes DR20-10 through DR20-14 tested for extensions of bedrock mineralization at Dark Star Main. The oxide mineralization results reported in DR20-12 (57.9m @ 0.68 g Au/t) and DR20-14 (29.0m @ 0.56 g Au/t) continue to demonstrate that that mineralization remains open to the east at Dark Star Main.

Jason Attew, President and CEO, commented, “Dark Star Main remains open to the east and provides an opportunity to incrementally grow the resource base with further drilling. Any additional ounces delineated at Dark Star would be economically attractive given mineralization starts at surface and is planned to be mined early in the project life.”

Development Highlights:

  Drill holes DC20-01 through DC20-05 were completed as geotechnical core holes designed to assess pit wall stability and design. DC20-05 (11.2m @ 1.77 g Au/t) did intersect oxide mineralization along the West Fault.

  Drill holes DR20-15 through DR20-23, and SS21-13 through SS21-14 were completed on a zone of gravels east of the Dark Star Main deposit. The gold grades intersected represent an eroded portion of the Dark Star Main deposit and are currently being evaluated for utilization / suitability as over-liner on the proposed heap leach pad.

Dark Star Drill Results:

Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
DR20-10	RC	270	-70	137.2	No significant results
DR20-11	RC		-90	96.0	No significant results
DR20-12	RC		-90	140.2	0-57.9	57.9	0.68
Including					30.5-44.2	13.7	1.32
DR20-13	RC	270	-68	204.2	0-79.3	79.3	0.68

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Including					57.9-74.7	16.8	1.47
DR20-14	RC		-90	80.8	0-29.0	29.0	0.56
DR20-15	RC		-90	82.3	No significant results
DR20-16	RC		-90	82.3	62.5-70.1	7.6	0.21
DR20-17	RC		-90	82.3	No significant results
DR20-18	RC		-90	82.3	48.8-53.4	4.6	0.19
					61.0-68.6	7.6	0.16
DR20-19	RC		-90	94.5	3.1-9.2	6.1	0.27
DR20-20	RC		-90	82.3	24.4-29.0	4.6	0.16
DR20-21	RC		-90	82.3	0-9.1	9.1	0.30
DR20-22	RC		-90	82.3	No significant results
DR20-23	RC		-90	82.3	21.3-30.4	9.1	0.23
					48.8-54.9	6.1	0.23
DC20-01	Core	20	-80	274.3	No significant results
DC20-02	Core	225	-80	228.6	No significant results
DC20-03	Core	75	-80	152.4	81.7-121.3	39.6	0.28
DC20-04	Core		-90	205.7	No significant results
DC20-05	Core	90	-80	152.4	66.5-77.7	11.2	1.77
SS21-13	Sonic		-90	45.7	0-9.1	9.1	0.18
SS21-14	Sonic		-90	36.6	0-13.7	13.7	0.21

Note: Gold intervals reported in this table were calculated using a 0.14 g Au/t cutoff for oxide mineralization and a 1.0 g Au/t cutoff for reduced mineralization. Weighted averaging has been used to calculate all reported intervals. True widths are estimated at 70-90% of drilled thicknesses.

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance

All Gold Standard sampling was conducted under the supervision of the Company’s senior geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. A blank, certified reference material, or rig duplicate was inserted approximately every tenth sample. Samples were delivered to Bureau Veritas Mineral Laboratories preparation facility in either Sparks, NV or Hermosillo, Mexico where they were crushed and pulverized. Resulting sample pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30-gram split. Over limit gold assays were determined using a fire assay fusion with a gravimetric finish on a 30-gram split. All other elements were determined by ICP in Vancouver, B.C. Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

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Drill hole deviation was measured by gyroscopic down hole surveys that were completed on all holes by International Directional Services of Elko, NV. Final drill collar locations are surveyed by differential GPS by Apex Surveying, LLC of Spring Creek, Nevada.

All third party laboratories and service providers used or retained in the analysis of the samples are independent of Gold Standard.

Qualified Persons

Donald Harris, General Manager, is the Company’s Qualified Person (QP) as defined by National Instrument 43-101 and has reviewed and approved the technical contents of this news release.

About Gold Standard

Gold Standard is developing the South Railroad Project, an open pit, heap leach gold project located in Elko County, Nevada. The project is part of a +21,000 hectare land package on the Carlin Trend, and is 100% owned or controlled by Gold Standard. The goal of the Company is to become the low-cost junior producer of choice in Nevada, one of the premier mining jurisdictions in the world.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements, which relate to future events or future performance. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the upcoming Feasibility Study, and the ability of the Company to increase the resource base at Dark Star; the nature and extent of mineralization at the Dark Star deposit; the Company’s future exploration plans and objectives; the expected size and dimensions of the planned pit and area of demonstrated mineral resources South Railroad Project (“SRP”); and about the potential financing and construction of the SRP. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company, including that the Company will be successful in increasing the resource base at Dark Star for inclusion in the upcoming Feasibility Study; that the Company will complete the upcoming Feasibility Study on the timelines currently contemplated by the Company; that the pit and the area of demonstrated mineral resources at SRP will conform to that set out in the preliminary feasibility study for SRP; and that the Company will be successful in the financing and construction of the SRP. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, among others: that the Company may not successfully increase the resource base at Dark Star by the time the upcoming Feasibility Study is published, or at all; that the Company may not complete the upcoming Feasibility Study on the timeline currently contemplated, or at all; that the pit and the area of demonstrated mineral resources at SRP will be different than that set out in the Preliminary Feasibility Study for SRP, as a result of the Company’s Feasibility Study or otherwise; that the Company may not be successful in financing and constructing the SRP; that the SRP may never be placed into production; global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

For further information contact:
Michael McDonald
Vice President, Corporate  Development & Investor Relations
Phone: 1-604-687-2766
E-Mail: info@goldstandardv.com

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